# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alset Inc., CIK 0001750106
CUSIP: 02115D208
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0001641172-25-020746
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 35,198,409; shared voting power 0; sole dispositive power 35,198,409; shared dispositive power 0; aggregate amount beneficially owned 35,198,409 (90% of the class)
  Comment: Includes 3,875,506 shares of common stock held by HFE Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares. Percentage is based upon 39,119,745 shares of common stock outstanding as of September 16, 2025.
- HFE Holdings Limited (CIK 0001756133): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 3,875,506; shared voting power 0; sole dispositive power 3,875,506; shared dispositive power 0; aggregate amount beneficially owned 3,875,506 (9.9% of the class)
  Comment: Percentage is based upon 39,119,745 shares of common stock outstanding as of September 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: Alset Inc.
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: 9 Temasek Boulevard #14-06, Suntec Tower Two, Singapore 038989
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset Inc., 4800 Montgomery Lane Suite 210, Bethesda, MD 20814
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 18, 2025, Mr. Chan acquired 33,000 shares of the Issuer's common stock at a weighted average purchase price of $1.2887 per share. This transaction was executed in multiple trades at prices ranging from $1.19 to $1.42. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

On September 12, 2025, Mr. Chan sold 500,000 shares of the Issuer's common stock at a weighted average sale price of $2.672 per share. This transaction was executed in multiple trades at prices ranging from $2.25 to $3.59. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Issuer's securities owned by the Reporting Person have been acquired for investment purposes only. As of the date of this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 35,198,409, 90.0%
Number of shares as to which each person has sole or shared power to vote or dispose: 35,198,409
Transactions in the class effected during the past sixty days: There were no other transactions effected in the last 60 days by the Reporting Person except for the transactions which are the subject of this Schedule 13D and are described herein and when on July 23, 2025, Mr. Chan converted the entire balance of an $83,000,000 Convertible Note into 27,666,667 restricted shares of the common stock of Alset Inc.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, by and between the Reporting Persons, incorporated by reference to Schedule 13D filed with the SEC on February 15, 2022.

## Signatures
- Heng Fai Ambrose Chan: Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Individual (09/16/2025)
- HFE Holdings Limited: Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Director, HFE Holdings Limited (09/16/2025)